Exhibit 18

June 10, 2008

Toys “R” Us, Inc.

One Geoffrey Way

Wayne, New Jersey 07470

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended May 3, 2008, of the facts relating to the February 3, 2008 changes in valuing the domestic merchandise inventories (62% of consolidated merchandise inventories) from the lower of cost or market as determined by retail inventory methods to the lower of cost or market as determined by cost methods as follows:

•	37% of merchandise inventories were previously valued at retail LIFO (last-in, first out) and were converted to LIFO cost;

•	18% of merchandise inventories were previously valued at retail FIFO (first-in, first out) and were converted to weighted average cost; and

•	7% of merchandise inventories were previously valued at retail LIFO and were converted to weighted average cost.

We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting changes described in your Form 10-Q are to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Toys “R” Us, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to February 2, 2008. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Toys “R” Us, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to February 2, 2008.

Yours truly,

/s/ Deloitte & Touche LLP

New York, New York